SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-29292

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH. D.C. 203 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UST Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Washington Blvd., 6th Floor
(No. and Street)

Jersey City (City) New Jersey (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh McCay (201) 418-8333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/21/05

AFFIRMATION

I, Hugh McCay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UST Securities Corp. (the "Company") for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/24/05

Signature Date

President

Title

Notary Public

FREDDY MARINEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires January 9, 2007

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
UST Securities Corp.

We have audited the accompanying statement of financial condition of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of UST Securities Corp. at December 31, 2004, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2005

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets	
Cash and cash equivalents	$ 5,264,999
Equipment and office facilities —net	39,436
Receivables for commissions and interest	102,285
Other assets	578,711
Total	$ 5,985,431
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 2,543
Due to affiliate	381,894
Accrued expenses and other liabilities	532,488
Total liabilities	916,925
Stockholder's equity	
Common stock, stated value $50 - 2,500 shares authorized— 1,020 shares issued and outstanding	51,000
Additional paid-in capital	6,455,639
Deficit	(1,438,133)
Total stockholder's equity	5,068,506
Total	$ 5,985,431

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UST Securities Corp. (the "Company") provides brokerage services to individuals and institutions located throughout the United States of America.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to capitalized development costs for internal-use software; useful lives of intangible assets, equipment, office facilities, and property; valuation of goodwill, intangible assets, and equity investments; valuation of employee stock options; fair value of financial instruments and investments; allowance for doubtful accounts of brokerage clients; retirement and postretirement benefits; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates. Certain prior-year amounts have been reclassified to conform to the 2004 presentation.

The following is a summary of the significant accounting policies:

a. *Basis of Presentation*—UST Securities Corp. (the "Company") is a wholly-owned subsidiary of U.S. Trust Company of New York (the "Parent" or "Trust Company"), which is a wholly owned subsidiary of U.S. Trust Corporation (the "Corporation"). The Corporation is a wholly owned subsidiary of The Charles Schwab Corporation ("CSC").

   The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through National Financial Service LLC (a subsidiary of Fidelity Global Brokerage Group, Inc.) on a fully disclosed basis.

b. *Income Taxes*—The Company's results of operations are included in the consolidated U.S. Federal income tax return of CSC. The Company uses the asset and liability method, in recording income tax expense. Federal income taxes are calculated as if the Company filed its income tax return on a separate-company basis. State income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax law.

c. *Cash Flows*—For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less from inception to be cash equivalents.

d. *Revenue Recognition*—Commissions and trading revenue from principal transactions are recognized on a trade-date basis. Interest is recognized as income when earned.

e. *Equipment and Office Facilities*—Equipment and office facilities are depreciated on a straight-line basis over the estimated useful lives of the assets of three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the term of the lease. Equipment and office facilities are stated at cost net of accumulated depreciation and amortization of $263,314 at December 31, 2004. Equipment and office facilities are reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

f. *Pension Plan*—The Corporation maintains a trustee managed, noncontributory, qualified defined benefit pension plan for the benefit of eligible U.S. Trust employees, the U.S. Trust Corporation Employees' Retirement Plan (the "Pension Plan"). U.S. Trust Employees hired on or before December 31, 2001 participated in a final average pay pension formula with an early retirement subsidy (when the employee's age plus service total 80) that has been frozen effective as of December 31, 2003. Benefits earned after December 31, 2003 are based on a new career average benefit formula without an early retirement subsidy. Employees hired after December 31, 2001 receive an account balance benefit under the Pension Plan. Under this provision of the Pension Plan, eligible employees receive an annual credit of 5% of their total compensation to a hypothetical account which becomes vested in a graded manner over four years. The employee accounts earn interest on the accumulated balances.

The Corporation provides health care and life insurance benefits for certain active employees and certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

g. *Estimated Fair Value of Financial Instruments*—The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value.

h. *Goodwill*—the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of the Company and compares it to their carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1 as its annual impairment testing date. The Company assessed the recoverability of goodwill by using discounted expected future cash flows. Due to a decline in trading volumes, goodwill was found to be impaired and was written off.

i. *Stock-based Compensation* – The Company participates in stock based employee compensation plans of CSC. CSC and the Company apply Accounting Principles Board Opinion (APB) No. 25 — Accounting for Stock Issued to Employees, and related interpretations, in accounting for CSC's stock-based employee compensation plans. Because CSC grants stock option awards at market value, there is no compensation expense recorded when the awards are granted. Expense is recognized if the original terms of an award are substantially modified, which has occurred in connection with restructuring and severance activities. Compensation expense for restricted stock awards is based on the market value of the shares awarded at the date of grant and is amortized on a straight-line basis over the vesting period. CSC and the Company changed its option pricing model from the Black-Scholes model to a binomial model for all options granted on or after

January 1, 2004. The Company's pro-forma expense is based upon options grants to the Company employees. The fair value of each option granted during 2004 is estimated as of the grant date using the binomial model with the following assumptions (computed based on quarterly weighted-average assumptions): 0.48% for expected dividend yield; 35% for expected volatility; 3.9% for risk-free interest rate; and 3.4 years for expected life.

j. *New Accounting Standards* – The following new accounting pronouncements have been adopted by the Company or will be adopted by the Company as these new accounting standards become effective.

A revision to SFAS No. 123, Share-Based Payment, which supersedes APB No. 25 (SFAS No. 123R) was issued in 2004, requires that the cost resulting from all share-based payments be recognized as an expense in the consolidated financial statements, and also changes the classification of certain tax benefits in the consolidated statement of cash flows. CSC and the Company are required to adopt SFAS No. 123R on July 1, 2005. The Company has historically recorded compensation expense for all restricted stock awards. Beginning in the third quarter of 2005, the Company will record compensation expense for unvested stock option awards over the future periods in which the awards vest as a result of the adoption of SFAS No. 123R. Based upon stock options outstanding at December 31, 2004, pre-tax compensation expense related to stock option awards would be immaterial in the second half of 2005 and full-year 2006 and 2007, respectively. The amount and timing of this expense will vary based upon additional awards, if any, cancellations, forfeitures, or modifications of existing awards, and employee severance terms.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of a money market mutual fund with a market value of $5,209,834 and other cash and cash equivalents of $55,165 at December 31, 2004.

3. RENTAL COMMITMENTS

The Company conducts its business from office space that is leased by its Parent in Jersey City, New Jersey. The lease expires in 2015 and is renewable for a five year period. The Company's obligation for future minimum rental payments under leased rental space is as follows:

Year Ending December 31	Minimum Rentals
2005	$ 135,119
2006	136,752
2007	136,752
2008	136,752
2009	129,791
Later years	728,972
Total minimum rental payments	$ 1,404,138

4. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $4,500,548, which was $4,439,420 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

The Company is exempt from the provisions of SEC Rule 15c-3 pursuant to paragraph (k)(2)(ii) as an introducing broker, clearing all security transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmitting all customer funds and securities to such clearing broker-dealer.

5. INCOME TAXES

The temporary differences that created a net deferred tax asset included in "other assets" are detailed below:

Deferred tax asset:		
Employee benefits	$	5,999
Deferred tax liability:		
Premises and equipment		(4,111)
Net deferred tax asset	$	1,888

The Company determined that no valuation allowance against deferred tax assets at December 31, 2004 was necessary.

At December 31, 2004, the amount payable by the Company to the Corporation for Federal income taxes was $381,894 and is included in the "due to affiliate" caption in the statement of financial condition. The Company transferred the net operating loss to the Parent and reduced the payable by the tax effect of the net operating loss.

6. RELATED-PARTY TRANSACTIONS

Pursuant to a service agreement, U.S. Trust Technology and Support Services, Inc. ("TSSI") and the Parent provide certain operating and other administrative support services to the Company. Such services include payroll, accounting, and administration of health and other employee benefit plans. At December 31, 2004 receivables from the Corporation for $346,149 and from TSSI for $10,854 are included in the other assets caption of the statement of financial condition.

7. EMPLOYEE BENEFIT AND PERFORMANCE COMPENSATION PLANS

Pension and Other Postretirement Benefits— Under U.S. Trust's trusteed, noncontributory, qualified defined benefit pension plan, the benefit obligation and related plan assets are based on certain estimates – years of employee service, rate of increase in salary, discount rate and expected rate of return on plan assets – which are made by management with recommendations by actuaries. In addition to the years of employee services, rate of increase in salary, and discount rate, U.S. Trust's postretirement medical and life insurance benefit obligation is based on the health care cost trend rate which is an actuarial estimated rate of future increases in per capita cost of health care benefits.

Performance Compensation Plans—The Corporation sponsors a 401(k) Plan (the "401(k) Plan"), covering all employees who satisfy a one-year service requirement. Depending upon the Corporation satisfying certain profitability criteria and other factors, eligible employees receive merit-based annual awards calculated as a percentage of such employees' compensation. Employees of the Company may receive awards under the Corporation's performance compensation plans. Awards to officers and other employees are governed by the terms of the Annual Incentive Plan ("AIP").

8. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker, National Financial Service LLC, is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2004, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing broker is unable to fulfill the terms of the contracts.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS No.107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS No. 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

10. GOODWILL

In 2004, the Company determined that its goodwill was impaired due to a decline in trading volumes related to the transfer of certain activities to an affiliate that reduces future cash flows. Management estimated the fair value of the Company using discounted expected future cash flows and recognized a goodwill impairment charge of $510,168 representing the entire balance of the Company's goodwill.

11. RESTRUCTURING

The Company recorded certain liabilities related to the estimated cost of restructuring efforts. These efforts are intended to reduce operating expenses and adjust the Company's organizational structure to improve productivity, enhance efficiency, and increase profitability. The 2004 charge was entirely workforce related and was to pay severance and related taxes and benefits to terminated employees. During 2005, the Company will continue to evaluate the opportunities to further reengineer its work force to maximize productivity. Restructuring charges are included in the compensation and benefits caption of the Statement of Operations.

The Company had net restructuring liabilities of $44,560 as of December 31, 2004 that appear in the statement of financial condition caption for accrued expenses and other liabilities.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 18, 2005

UST Securities Corp.
499 Washington Blvd., 6th Floor
Jersey City, New Jersey 07310

In planning and performing our audit of the financial statements of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, for the year ended December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE + TOUCHE LLP